SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 28, 2004 announcing France Telecom’s consolidated revenues for first quarter 2004

Press release

France Telecom Group consolidated revenues for first quarter 2004 increased 4.8% on a comparable basis (0.6% on a historical basis)

•	Orange revenues up 12.1% on a comparable basis, reflecting growth in customer base and development of voice and data services

•	Dynamic growth in Internet segment fueled by broadband services

•	Good resistance of fixed line services with contained decline in revenues from Fixed Line, Distribution, Networks, Large Customers and Carriers segment

Continued TOP Program gains and improvement of operating income margins:

•	Operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding licenses) increased 10% on a historical basis (14% on a comparable basis) to 3.4 billion euros

•	Improvement in margins:

-	Operating income before depreciation and amortization totalled 4.3 billion euros, i.e. 37.5% of revenues (up 1.3 point)

-	Operating income totaled 2.55 billion euros, i.e. 22.2% of revenues (up more than 3 points)

-	2004 objectives confirmed

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone:+33 1 44 44 93 93 Fax: +33 1 44 44 80 34

France Telecom Consolidated Revenues Q1 2004 / 2003

(in millions of euros)	Q1 2004	Q1 2003 Historical	% Change 2004/2003 Historical	Q1 2003 on a comparable basis*	% Change 2004/2003 on a comparable basis*
Total revenues	11,447	11,376	+0.6	10,926	+4.8

Revenues by segment
Orange	4,678	4,255	+9.9	4,172	+12.1

Of which Orange France	2,031	1,864	+9.0	1,864	+9.0
Orange UK	1,500	1,429	+4.9	1,408	+6.5
Orange Rest of world	1,187	1,002	+18.5	940	+26.3
Inter sub-segment eliminations	-40	-40	+0.7	-39	+2.5

Wanadoo	636	567	+12.2	552	+15.3

Of which Access, portals and e-Merchant	455	393	+15.7	389	+16.9
Directories	184	175	+ 4.9	164	+11.9
Inter sub-segment eliminations	-2	-1	n.s.	-1	n.s.

Fixed Line, Distribution, Networks, Large Customers and Carriers	5,409	5,449	-0.7	5,442	-0.6

Of which Consumer services	2,736	2,825	-3.2	2,825	-3.1
Business services	1,645	1,719	-4.3	1,713	-4.0
Carrier services	926	824	+12.3	823	+12.4
Other revenues	102	80	+27.1	80	+27.0

Equant	563	685	-17.8	588	-4.2

TP Group	963	1,070	-10.0	938	+2.7

Of which Fixed line services	724	869	-16.7	762	-5.0
Wireless telephony	272	232	+17.2	203	+ 33.7
Internet and other revenues	13	12	+6.1	11	+18.2
Inter sub-segment eliminations	-45	-43	+4.9	-38	+20.2

Other International operations	327	435	-24.8	306	+7.0

Inter-segment eliminations	-1,130	-1,085	+4.2	-1,071	+5.5

*	Unaudited figures

Definitions of financial terms are on page 11.

Revenue trends for first quarter 2004

•	France Telecom’s consolidated Q1 2004 revenues were 11.45 billion euros, compared to 11.4 billion euros for Q1 2003 on a historical basis (10.9 billion euros on a comparable basis). This represents a 4.8% increase on a comparable basis (0.6% on a historical basis). Revenue change on a historical basis was affected directly by the negative impact of exchange rates (a negative impact of 315 million euros for Q1 2004) and the changes in the scope of consolidation, notably the sale of CTE Salvador in 2003 (a negative impact of 124 million euros).

•	The increase in revenues on a comparable basis was due to the robust performance of Orange and Wanadoo, which recorded increases of 12.1% and 15.3% respectively, on a comparable basis, and 9.9% and 12.2% on a historical basis. Revenues for the Fixed, Distribution, Networks, Large Customers and Carriers segment experienced a limited decrease of 0.6% on a comparable basis and of 0.7% on a historical basis. This was due in particular to robust growth in revenues from ADSL in the context of accelerated deployment of the Group’s broadband strategy, the objective of which is coverage, on a national average, of 95% of the population at the end of 2005. Revenues in France from ADSL were 239 million euros for Q1 2004 (excluding unbundling), compared to 157 million euros for Q1 2003, an increase of more than 50%.

•	Outside France, TP Group revenues increased 2.7% on a comparable basis (down 10% on a historical basis), driven by a 33.7% growth in wireless services (an increase of 17.2% on a historical basis). Equant revenues declined 4.2% on a comparable basis and 17.8% on a historical basis.

TOP Program: improved operating performance and margins, coupled with increased investments in growth

•	The TOP indicator Operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding licenses) increased by 10% on a historical basis and 14% on a comparable basis to 3.4 billion euros. This improvement reflects the ongoing deployment of the TOP program and substantial improvements in the Group’s processes.

•	Operating income before depreciation and amortization reached 4.3 billion euros, an increase of 4.3% on a historical basis and of 8.3% on a comparable basis. Operating income increased 16.8% on a comparable basis and 16.3% on a historical basis, totaling 2.55 billion euros for Q1 2004.

•	The operating income before depreciation and amortization margin and operating income margin also improved. The operating income before depreciation and amortization margin increased by more than one point to 37.5%, while the operating income before depreciation and amortization before marketing expenses margin increased by more than 3 points to 49.7%, and the operating margin rose 3 points to 22.2%.

•	The increase in marketing expenses reflected France Telecom’s efforts to acquire new customer and investment in growth initiatives. The margins generated by the TOP Program have enabled France Telecom to better meet the challenges of active competition.

•	CAPEX (investments in tangible and intangible assets excluding licenses) for Q1 2004 amounted to 882 million euros, a decrease of 13.2% on a historical basis and 9.2% on a comparable basis. This decrease was partly due to negotiations within the framework of the TOP Sourcing initiative, resulting in lower purchase prices. The CAPEX/revenues ratio was 7.7% for the period, compared to 8.9% for Q1 2003. Given seasonal variations in investments, which tend to be concentrated at the end of the year, France Telecom confirms its objective of 10 to 12% for full-year 2004.

•	Deployment of the TOP Sourcing initiative continued. Phase 2 was implemented on schedule during Q1 2004, leading to a reduction of approximately 60% in the supplier base for the products and services concerned. Phase 3 has been launched, covering 15 categories of products and services.

•	Operating expenses before depreciation and amortization (OPEX) increased 2.8% compared to Q1 2003. Excluding marketing expenses, external expenses continued to decline on a comparable basis (-3.7%).

Group profile at March 31, 2004

The France Telecom Group had a total of 118.6 million customers worldwide at March 31, 2004, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	57.4	20
Fixed Line Telephony	49.4	9
Internet Access (active customers)	10.9	11
Cable Networks	0.9	1

Orange’s revenues up 12.1% on a comparable basis

•	Growth in new usages adopted by customers in France and the United Kingdom

•	Strong 11.5% increase in customer base, led by international markets

	Q1 2004	Q1 2003	Change (in %)
Customer base (in thousands)
Orange France	20,371	19,231	+5.9
of which contract (in %)	58.6%	56.2%
Orange UK	13,820	13,313	+3.8
of which contract (in %)	32.6%	32.2%
Orange Rest of World	15,891	12,380	+28.4
of which contract (in%)	32.9%	33.1%
TOTAL Orange	50,082	44,924	+11.5

Total ARPU (contract and prepay services)
Orange France (in €)	382	375	+1.9
Orange UK (in £)	273	263	+3.8

Total AUPU (in minutes)
Orange France	163	146	+11.6
Orange UK	146	142	+2.8

Share of non-voice services in network revenues (in %)
Orange France	14.0%	11.3%
Orange UK	17.2%	15.8%
TOTAL Orange	14.7%	12.6%

•	Orange’s revenues for Q1 2004 totaled 4.7 billion euros, an increase of 12.1% on a comparable basis (9.9% on a historical basis). Orange’s customer base continued to grow, rising 11.5%. At March 31, 2004, Orange had over 50 million customers. Network revenues rose 12% on a comparable basis (9.8% on a historical basis). Non-voice services represented 14.7% of Orange network revenues compared to 12.6% for Q1 2003. Orange retained its No. 1 position in its two primary markets, France and the United Kingdom, despite the heightened level of competition.

•	In France and the United Kingdom, favorable ARPU trends were confirmed in Q1 2004. Annual ARPU in France confirmed the positive trend recorded in 2003 with an annual increase of 1.9%. In the United Kingdom ARPU rose 3.8%. The percentage of contract services in the customer mix continued to increase, reaching 58.6% in France, compared to 56.2% for Q1 2003, and 32.6% in the United Kingdom, compared to 32.2% for Q1 2003.

•	Revenues from the Orange Rest of World sub-segment experienced fast-paced growth of 26.3% on a comparable basis (18.5% on a historical basis), due to the 28.4% increase on a comparable basis of the customer base. This high-potential market experienced dynamic growth, notably in Romania (an increase of 51.9%), Egypt (29.3%) and Slovakia (20.5%).

•	Other significant developments in Q1 2004

In Romania, the buyout of one of the minority shareholders in Orange Romania increased Orange’s ownership of the company to more than 73%, compared to 67.8% at the end of 2003.

In Denmark, Orange enhanced its flexibility by buying out minority shareholders in Orange Denmark and signing an agreement terminating all litigation in progress. Orange now owns 100% of the company, compared to 67,2% at the end of 2003.

(See Appendix 2 for key commercial indicators per country)

Wanadoo revenues increased 15.3% on a comparable basis

•	Growth in number of broadband subscribers
•	416,000 new broadband customers in Europe in three months

Internet Access

(in thousands)	Q1 2004	Q1 2003	Change (in %)
Total customers in France including broadband customers	4,664 2,123	4,130 1,240	+12.9 +71.1
Total customers including broadband customers	9,348 2,868	8,786 1,612	+6.5 +77.9

•	Wanadoo’s revenues for Q1 2004 were 636 million euros, an increase of 15.3% on a comparable basis and 12.2% on a historical basis, reflecting fast-paced growth in the customer base, especially for broadband services in France, the United Kingdom, Spain and The Netherlands.

•	Wanadoo’s Internet Access, Portals and e-Merchant sub-segment registered a 16.9% growth in revenue on a comparable basis (15.7% on a historical basis). This growth came primarily from Internet access services, which grew 15%. Revenues from the Portals business increased 42% and revenues from e-Merchant were up 23%, with Alapage orders rising 31%.

•	Wanadoo had 9.3 million customers in Europe at March 31, 2004, including 2.9 million broadband customers. The share of broadband customers continued to increase, reaching 30.7% of the customer base at March 31, 2004, compared to 18.4% at March 31, 2003 and 26.8% at December 31, 2003. Wanadoo added 416,000 new broadband customers during Q1 2004, compared with 382,000 during Q4 2003. In France, Wanadoo nearly doubled the number of broadband customers in one year, passing the 2 million broadband customer threshold at end March 2004.

•	Revenues from Directories increased 11.9% on a comparable basis and 4.9% on a historical basis. Using a comparable publishing schedule, the growth was 8%, thanks to growth in online directories in France and international markets (24% on both historical and comparable bases). Online directories represent 35% of revenues in the Directories segment and continue to drive its growth. Revenues from pagesjaunes.fr increased 56% compared to Q1 2003. The continued increase in the number of visitors.to Pagesjaunes.fr strengthens its position among the top 10 most visited websites in France (source: Nielsen Home&Work, February 2004).

The total Directory segment in France registered a 7% increase in the first quarter 2004, and in Spain, QDQ Media recorded double-digit growth (18%).

Fixed line, Distribution, Networks, Large Customers and Carriers: decline in revenues limited to 0.6% on a comparable basis

•	4.1 million ADSL accesses at March 31, 2004

•	12.4% increase in revenues from Networks and Carriers on a comparable basis

	Q1 2004	Q1 2003	% Change

ADSL installed base
ADSL accesses (in thousands)	4,116	1,854	+122.0
Of which Wanadoo accesses	2,042	1,174	+ 73.9
Of which third-party ISP accesses	1,618	663	+144.1
Of which unbundled telephone lines	456	17	n.s.

Consumer services
Consumer “voice” traffic (in billions of minutes)	14.7	15.9	-7.3
Subscriptions to inclusive call time contracts (in millions)	9.3	7.3	+ 27.3
in % of total customers	37,0%	28,8%

Business services
Business service “voice” traffic (in billion of minutes)	5.4	5.7	-6.7
Number of business service data network accesses (in thousands)	229.6	211.4	+ 8.6

Networks & Carriers
Domestic interconnection “voice” traffic (in billions of minutes)	12.3	10.9	+ 13.4

•	Revenues from Fixed line, Distribution, Networks, Large Customers and Carriers recorded a slight decline of 0.6% on a comparable basis (a decrease of 0.7% on a historical basis) for Q1 2004 compared to Q1 2003. Full-year 2003 revenues from this segment decreased 2.4% on a comparable basis and 5.6% on a historical basis. The improvement in this trend was due primarily to the fast-paced development of ADSL in France. At March 31, 2004, there were a total of 4.1 million ADSL accesses, including unbundled lines and sales to Wanadoo, up from 3.3 million at December 31, 2003. This represents nearly 770,000 additional ADSL accesses activated during first quarter 2004. In one year, the number of ADSL accesses activated more than doubled, representing 2.25 million additional accesses and 121% growth in the installed base.

•	Revenues from Consumer Services recorded a decline of 3.1% on a comparable basis (a decrease of 3.2% on a historical basis). The impact of lower prices (calls from fixed to mobile phones; unlisted number service free of charge since August 6, 2003) and the continued decline in market share are partly compensated by fast-paced growth in ADSL service in France (sales to Wanadoo France).

At March 31, 2004, 9.3 million consumers had chosen France Telecom packages, representing 37% of the customer base.

•	Business Services recorded a 4.3% decline in revenues on a historical basis (a decline of 4% on a comparable basis) due to a decrease in revenues from voice calls, reflecting increased competition, particularly the development of alternative local loops in dense areas. Meanwhile, the growth in volume of business networks has continued, accompanied by fast migrations to new technology: the number of IP VPN accesses has more than doubled in one year, and represented 28% of Business Internet accesses at March 31, 2004, compared to 16% one year earlier.

•	Revenues from Networks and Carrier Services increased sharply compared to Q1 2003, rising 12.4% on a comparable basis and 12.3% on a historical basis, compared to an annual decline of 0.3% in 2003. This significant improvement was due mainly to strong growth in the installed ADSL base in France (wholesale services for third-party ISPs and operators), as well as to the unbundling of telephone lines.

Equant revenues decreased 4.2% on a comparable basis

•	Equant’s revenues declined 4.2% on a comparable basis (a decline of 17.8% on a historical basis due to the very substantial variation in the euro/dollar exchange rate over the period).

•	Based on figures published by Equant, revenues totaled 704 million dollars. Sales of network services declined 4.7%, including a decline of 0.6% for direct sales (including sales via Transpac in France) and a 23.8% decrease in revenues from indirect sales.

This decline, combined with the decrease in revenues from SITA (a decrease of 18.7%), partially offset by the increase in integration services (5.9%, due in particular to a strong rise in value-added services such as hosting, security and messaging (an increase of 24.7%).

TP Group revenues increase 2.7% on a comparable basis

	Q1 2004	Q1 2003	Change (in %)
Total fixed line customers (in thousands)	11,278	10,879	+3.7
Total wireless customers (in thousands)	6,011	4,739	+26.8
of which contract (in %)	45.9%	40.0%

TP Group share of wireless market (PTK Centertel)	32.5%	32.0%

•	TP Group revenues amounted to 963 million euros for Q1 2004, an increase of 2.7% on a comparable basis, and a decrease of 10% on a historical basis due to changes in the zloty/euro exchange rate.

•	Wireless services of the subsidiary PTK Centertel continued to experience sustained growth in Q1 2004 as revenues increased 33.7% on a comparable basis and 17.2% on a historical basis. The percentage of wireless customers under contract, who generate more than three times the ARPU of prepay clients, also grew steadily. At March 31, 2004, contract customers represented 45.9% of the total customer base, up from 40% a year earlier. PTK Centertel’s market share at end March 2004 was estimated at 32.5%.

•	Fixed line services, which represent 75% of TP Group’s total revenues, declined 5% during first quarter 2004 on a comparable basis due to the impact of lower prices. The number of fixed line customers continued to show steady growth, reaching 11.3 million active customers at March 31, 2004, a one-year increase of 3.7%.

Other International segment

Revenues from the Other International increased 7% on a comparable basis to 327 million euros (dropping by 24.8% on a historical basis due to significant exchange rate differences and changes in the scope of consolidation, in particular the sale of CTE Salvador). Growth came primarily from activities in Senegal and Mali, which posted an overall revenue increase of 25.7%.

Press contacts

Nilou du Castel	Telephone: +33 1 44 44 93 93
nilou.ducastel@francetelecom.com
Caroline Chaize
caroline.chaize@francetelecom.com

Appendix 1—Definition of financial terms used

Figures on a comparable basis: figures for the 3 months ended March 31, 2003. In order to provide a basis of comparison with the results for the 3 months ended March 31, 2004, figures on a comparable basis with constant exchange rates and scope of consolidation are presented for the year 2003. To this end, the results for the 3 months ended March 31, 2003 have been adjusted to reflect the same scope of consolidation and exchange rates as in 2003.

Mobile network revenues: includes outgoing traffic, incoming traffic, access fees, visitor roaming and value-added services.

ARPU—for Orange: the annual average revenue per user is calculated by dividing network revenues for the previous 12 months by the weighted average number of customers during the same period. Network revenues include outgoing traffic, incoming traffic, connection fees, visitor roaming and value-added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French wireless network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

AUPU—for Orange: average monthly usage per user, calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, ingoing calls and roaming) by the average subscriber base of Orange for the same period. AUPU is quoted on a monthly basis per customer.

Market share of fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom.

OPEX: operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases.

Operating income before depreciation and amortization: operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

Marketing expenses: external expenses due to equipment purchase, distribution fees and advertising costs.

APPENDIX 2

Selected information for the three months ended 31 March 2004 and 2003

(millions of €)	Three months ended 31 March
	2004	2003 Pro forma	2003 Reported
	(unaudited)	(unaudited)	(unaudited)
Total revenues
Orange France	2,031	1,864	1,864
Orange UK	1,500	1,408	1,429
Rest of World	1,187	940	1,002
Inter segment eliminations	(40)	(40)	(40)
Total	4,678	4,172	4,255

Network revenues
Orange France	1,921	1,745	1,745
Orange UK	1,354	1,275	1,295
Rest of World	1,064	848	905
Inter segment eliminations	(36)	(25)	(26)
Total	4,303	3,843	3,919

(in thousands)	As at 31 March
	2004	2003 Pro forma
Customer base	(unaudited)	(unaudited)
Orange France	20,371	19,231
Orange UK	13,820	13,313
Rest of World	15,891	12,380
Total	50,082	44,924

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month basis.

	Three months ended 31 March
	2004	2003 Pro forma
	(unaudited)	(unaudited)
France
Customers (in thousands) (period end)	20,371	19,231
Contract	11,935	10,802
Prepay	8,436	8,429

Recurring network revenues (€ in millions)	1,921	1,745
Equipment and other revenues (€ in millions)	110	119
Total revenues (€ in millions)	2,031	1,864

Annual average revenue per user (€)	382	375
Contract	546	552
Prepay	163	162

UK	13,820	13,313
Customers (in thousands) (period end)	4,508	4,292
Contract	9,312	9,021
Prepay

Recurring network revenues (€ in millions)	1,354	1,275
Equipment and other revenues (€ in millions)	146	133
Total revenues (€ in millions)	1,500	1,408

Annual average revenue per user (£)	273	263
Contract	574	563
Prepay	128	125

	Three months ended 31 March
Rest of World data	2004	2003 Pro forma (other than ARPU)

Belgium—Mobistar
Customers (in thousands) (period end)	2,620	2,359
Total revenues (€ in millions)	314	265
Annual average revenue per user (€)	422	407

Denmark—Orange
Customers (in thousands) (period end)	558	511
Total revenues (€ in millions)	65	59
Annual average revenue per user (€)	371	354

Egypt—MobiNil (at 71.25%)
Customers (in thousands) (period end)	2,248	1,739
Total revenues (€ in millions)	93	68
Annual average revenue per user (€)	158	271

The Netherlands—Orange
Customers (in thousands) (period end)	1,435	1,037
Total revenues (€ in millions)	147	106
Annual average revenue per user (€)	395	356

Romania—Orange
Customers (in thousands) (period end)	3,611	2,377
Total revenues (€ in millions)	129	84
Annual average revenue per user (€)	162	190

Slovakia—Orange
Customers (in thousands) (period end)	2,130	1,767
Total revenues (€ in millions)	108	94
Annual average revenue per user (€)	200	194

Switzerland—Orange
Customers (in thousands) (period end)	1,104	988
Total revenues (€ in millions)	207	179
Annual average revenue per user (€)	701	724

Other Countries
Customers (in thousands) (period end)	2,185	1,602
Total revenues (€ in millions)	120	80

Total Rest of World
Customers (in thousands) (period end)	15,891	12,380
Total revenues (€ in millions)	1,187	940

This press release contains “forward-looking statements” about France Telecom. Such statements are not actual facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan and the TOP and TOP Line programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 29, 2004 and its filing on Form 20-F with the U.S. Securities and Exchange Commission on the same date. The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 29, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information